[K&L GATES LETTERHEAD]

VIA EDGAR

November 2, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn:  Jeffrey Gordon

Re:	Iveda Solutions, Inc.
Item 4.01 Form 8-K Filed October 21, 2011 File No. 0-53285

Dear Mr. Gordon:

Iveda Solutions, Inc. (the “Company”) hereby provides the following responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the letter dated October 25, 2011 relating to the Company’s Form 8-K filed October 21, 2011.  For your convenience, the full text of the Staff’s comments has been reproduced below in italics, together with the Company’s responses thereto.   In addition, in connection herewith, the Company is filing Amendment No. 1 to Form 8-K.

1.            Comment:  Please amend your Form 8-K to specifically state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K.

Response:  We have amended the Form 8-K to provide the requested disclosure.

2.            Comment:  Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.  This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s reports.  It appears that the reports included in your December 31, 2010 and 2009 Form 10-K contained disclosure of uncertainty regarding the ability to continue as a going concern.  As such, please revise your disclosure accordingly in an amended Form 8-K.

Response:  We have amended the Form 8-K to include disclosure of uncertainty regarding the Company’s ability to continue as a going concern in the accountant’s reports.

3.            Comment:  To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

Response:  We have obtained and filed an updated Exhibit 16 letter from Farber Hass Hurley LLP.

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this response letter, please contact Gary Kocher at K&L Gates LLP (206) 370-7809.

Very truly yours,

/s/ David Ly
David Ly
Chief Executive Officer of Iveda Solutions, Inc.